Exhibit 4.1

Description of the Company’s Common Stock Registered
Under Section 12 of the Securities Exchange Act of 1934

The following summary of the common stock (par value $1.00 per share) of United Community Banks, Inc. (“United” or the “Company”) is based on and qualified by the Company’s Amended and Restated Articles of Incorporation, as subsequently amended (the “Amended Articles of Incorporation”) and Amended and Restated Bylaws, as amended (the “Amended Bylaws”). For a complete description of the terms and provisions of the Company’s equity securities, including its common stock, refer to the Amended Articles of Incorporation and Amended Bylaws, each of which is filed or incorporated by reference as an exhibit to this Annual Report on Form 10-K.

United’s Amended Articles of Incorporation authorize the issuance of 150,000,000 shares of common stock (“Common Stock”), 26,000,000 shares of non-voting common stock (“Non-voting Common Stock”) and 15,000,000 shares of preferred stock (“Preferred Stock”), all with a par value of $1.00 per share (the “Common Stock,” the “Non-voting Common Stock” and the “Preferred Stock,” collectively, the “Capital Stock”).

Voting Rights. Subject to such voting rights, if any, of any Preferred Stock, all voting rights are vested in the holders of the Common Stock. Each holder of Common Stock is entitled to one vote per share on any issue requiring a vote at any meeting. There are no cumulative voting rights in the election of directors.

Preemption. No holder of shares of any class of United's Capital Stock has or will have any right, pre-emptive or other, to subscribe for or to purchase from the Company any of the shares of any class of the Company that may be issued or sold in the future.

Dividends. Subject to the preferential dividend rights, if any, of any Non-voting Common Stock or Preferred Stock that might be issued, the holders of Common stock will be entitled to share equally in such dividends as United’s board of directors (the “Board”) may declare on the Company’s Common Stock from sources legally available therefor. The determination and declaration of dividends is within the discretion of the Board.

Distributions. After distribution in full of any preferential amount to be distributed to the holders of any Non-voting Common Stock or Preferred Stock that might be issued, holders of Common Stock will be entitled to receive, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of United, all of the Company’s remaining assets of whatever kind available for distribution to the shareholders, after payment or provision for payment of all the Company’s debts and liabilities, ratably in proportion to the number of shares of Common Stock held by them.
Classified Board. United's Board is not classified and each member is elected annually. The Company’s Amended Articles of Incorporation provide that directors can only be removed for cause and upon the affirmative vote of the holders of two-thirds of the issued and outstanding shares entitled to vote on such matter.

Assessment and Other Provisions. The outstanding shares of United’s Common Stock are and, upon payment of consideration payable therefor, any shares of Common Stock issued by United in the future, will be fully paid and nonassessable. United’s Common Stock does not have any conversion rights and is not subject to any redemption provisions. No shares of any class of the Company's Capital Stock are subject to any sinking fund provisions or to calls, assessments by, or liabilities of the Company.

Issuance of Non-voting Common Stock. United’s Non-voting Common Stock is issuable at any time, and from time to time, bearing such dividend, conversion, liquidation and other rights and preferences as the Board may determine. The Non-voting Common stock could be issued for any lawful corporate purpose without further action by the shareholders. The issuance of any Non-voting Common Stock having conversion rights could have the effect of diluting the interests of the other shareholders. Shares of Non-voting Common Stock also could be issued with such rights, privileges and preferences as would deter a tender or exchange offer or to discourage the acquisition of control of the Company.

Issuance of Preferred Stock. United’s Preferred Stock is issuable at any time, and from time to time, in such amounts and series and bearing such voting, dividend, conversion, liquidation and other rights and preferences as the Board may determine. The Preferred Stock could be issued for any lawful corporate purpose without further action by the shareholders. The issuance of any Preferred Stock having conversion rights could have the effect of diluting the interests of the other shareholders. Shares of Preferred Stock also could be issued with such rights, privileges and preferences as would deter a tender or exchange offer or to discourage the acquisition of control of the Company.

Provisions in United’s Amended Articles of Incorporation. United’s Amended Articles of Incorporation contain certain other provisions that could impede or delay a change in control of the Company, including:

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A provision that allows directors, in discharging their fiduciary duties, in addition to considering the effects of any action on the Company or its shareholders, to consider interests of United’s employees, customers, suppliers, and creditors, and the communities in which United’s offices or other establishments are located when considering an acquisition proposal;

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A provision that requires, in addition to any affirmative vote required by law, and subject to the provisions of any series of Preferred Stock that may at the time be outstanding, the affirmative vote of the holders of not less than 75% of the outstanding shares of United’s Common Stock other than those beneficially owned (as defined in the Amended Articles of Incorporation) by an Interested Shareholder (as defined in the Amended Articles of Incorporation, but generally a person who owns 10% or more of the shares of Common Stock) for the approval or authorization of any Business Combination (as defined in the Amended Articles of Incorporation but including transactions such as a merger or other acquisition) of the Company with such Interested Shareholder; provided that the 75%

voting requirement is not be applicable if the Business Combination is approved by three-fourths of all members of the Board;

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a provision that amendments to the Amended Articles of Incorporation and certain provisions in the Amended Bylaws must be approved by a majority of the outstanding shares of United’s Capital Stock entitled to vote;

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a provision that any special meeting of shareholders may be called only by the United’s chairman, chief executive officer, president, chief financial officer, Board or the holders of 25% of the outstanding shares of United’s Capital Stock entitled to vote; and

•	a provision establishing certain advance notice procedures for matters to be considered at an annual meeting of United’s shareholders.